                             INSTAPAY SYSTEMS, INC.
                               SEPTEMBER 30, 2003



Exhibit 2.1 -- Acquisition Agreement

                            STOCK-FOR-STOCK AGREEMENT

         REORGANIZATION AGREEMENT between InstaPay Systems, Inc, a Utah corporation (hereinafter referred to as "InstaPay"), and shareholders of Kryptosima, Inc. a Georgia LLC (herein after referred to as "Krypto").

         For the Acquisition by InstaPay of all the outstanding Membership Units (stock) of Krypto, in exchange for restricted stock of InstaPay.

         AGREEMENT, dated as of this 12th day of January 2003, between InstaPay and all of the members (shareholders) of Krypto hereinafter collectively referred to as the "Krypto Shareholders".

         WHEREAS, the Krypto Shareholders own 5,199,649 Membership Units of Krypto, and which constitutes all of the outstanding Membership Units of Krypto.

         WHEREAS, the Krypto Shareholders own and have the right to sell, transfer and exchange all of the Membership Units for the purchase of Krypto. InstaPay hereby offers one million (1,000,000) shares of its restricted common stock to the Krypto Shareholders for all of the outstanding Membership Units of Krypto. The Krypto Shareholders wish to make said exchange.

         NOW, THEREFORE, in consideration of the premises and of the mutual covenants hereinafter set forth, the parties hereto have agreed and by these present do hereby agree as follows:

         1. Exchange of Securities. Subject to the terms and conditions hereinafter set forth, at the time of the closing referred to in Section 6 hereof (the "Closing Date"), InstaPay will issue and deliver, or cause to be issued and delivered to the Krypto Shareholders, in exchange for all of the issued and outstanding shares (Membership Units) of Krypto, 1,000,000 shares of its restricted common stock (the "InstaPay Shares") to be issued immediately, and options for 500,000 shares of common restricted stock exercisable at $1.50 to be issued upon Kryptosima's system going live with any ATM network. . The InstaPay Shares and options will be allocated as set forth in Schedule I, attached hereto.

The 1,000,000 shares of InstaPay to be issued to Krypto Shareholders shall not be for resale, loaned, hypothecated or used for collateral for a period of one year, except for resale as part of any buyout offer received and accepted by Instapay. The 500,000 options shall expire 18 months from the date of issuance. Upon InstaPay's receipt and acceptance of any buyout offer, the options shall be issued immediately if they have not yet been issued. Upon Instapay's receipt and acceptance of any buyout offer for less than $2.50 per share, the exercise price of any unexercised options shall be reduced to $1.00 per share less than the buyout offer, or $0.01, whichever is less. Upon Instapay's receipt of any buyout offer for less than $1.00 per share, the number of options shall be increased so that the number of options multiplied by the buyout share price = $500,000. Upon the filing by Instapay of any registration statement registering a % of shares held by any investor or group of investors, a similar % of shares held by the former Kryptosima members shall be included in such registration, provided it follows the guidelines as so stipulated under SEC Rule 144 as amended.

         2. Representations and Warranties by Krypto and Krypto Shareholders. Krypto and Krypto Shareholders each represent and warrant to InstaPay, all of which representations and warranties shall be true at the time of closing, and shall survive the closing for a period of six (6) months from the date of closing, except as to the warranties and representations set forth in subsection
(i) herein, which shall survive for a period of three (3) years from the date of closing, and those set forth in subsection (l) herein, which shall survive for a period of six (6) months from the date of closing, or from the date when the accounts receivable may become due and payable, whichever shall occur later, that:

(a) Krypto is an LLC duly organized and validly existing and in good standing under the laws of the State of Georgia and has the corporate powers to own its property and carry on its business as and where it is now being conducted. Copies of the Certificate of Incorporation and the By-Laws of Krypto, which have heretofore been furnished by Krypto

         Shareholders to InstaPay, are true and correct copies of said Certificate of Incorporation and By-Laws including all amendments to the date hereof.

(b) There are 5,199,649 Membership Units of Krypto, which have been validly issued and are now outstanding.

(c) Krypto Shareholders have full power to exchange the Membership Units to purchase the capital stock of InstaPay on behalf of themselves upon the terms provided for in this Agreement, and said Membership Units have been duly and validly issued and are free and clear of any lien or other encumbrance.

(d) From the date hereof, and until the date of closing, no dividends or distributions of capital, surplus, or profits shall be paid or declared by Krypto in redemption of their outstanding Membership Units or otherwise, and except as described herein no additional Membership Units shall be issued by said corporation.

(e) Since the date hereof, Krypto has not engaged in any transaction other than transactions in the normal course of the operations of their business, except as specifically authorized by InstaPay in writing.

(f) Krypto is not involved in any pending or threatened litigation, which would materially affect its financial condition except as disclosed to InstaPay in writing.

(g) Krypto has and will have on the Closing Date, good and marketable title to all of its property and assets shown on Schedule II, attached hereto, free and clear of any and all liens or encumbrances or restrictions, except for taxes and assessments due and payable after the Closing Date and easements or minor restrictions with respect to its property which do not materially affect the present use of such property.

(h) (1) The inventories of Krypto as reflected in Schedule II, furnished by Krypto Shareholders to InstaPay prior to the execution hereof, are valued at book value.

                      (2) The inventory of Krypto listed on the schedule referred to in (i)(1) above is hereinafter collectively referred to as the "Inventory." The Inventory is in good and usable condition.

(i) As of the date hereof, there are no accounts receivable of Krypto of a material nature, except for those accounts receivable set forth in
         Schedule II, attached hereto.

(j) Krypto does not now have, nor will it have on the Closing Date, any long-term contracts ("long-term" being defined as more than one year) except those set forth in Schedule II attached hereto.

(k) Krypto does not now have, nor will it have on the Closing Date any pension plan, profit-sharing plan, or stock purchase plan for any of its employees except those set forth in Schedule II, attached hereto and certain options to proposed executive officers.

(l) Krypto does not now have, nor will it have on the Closing Date, any known liabilities or contingent liabilities other than those disclosed in their financial statements dated December 31, 2002 attached hereto as Schedule III except in the ordinary course of business or in connection with its proposed private offering.

3. Representations and Warranties by InstaPay. InstaPay represents and warrants to the Krypto Shareholders, all of which representations and warranties shall be true at the time of closing, and shall survive the closing for a period of six (6) months from the date of closing, as follows:

(a) InstaPay is a corporation duly organized and validly existing and in good standing under the laws of the State of Utah and has the corporate power to own its properties and carry on its business as now being conducted and has authorized capital stock consisting of 200,000,000 shares of common stock, $.001 par value per share, of which there are 29,633,812 shares presently outstanding. InstaPay anticipates that it can raise needed operating capital for the next 6 months without increasing this figure by more than 3,000,000 shares. An increase greater than this shall trigger issuance of additional shares to the former Kryptosima members in the same %.

(b) InstaPay has the corporate power to execute and perform this Agreement, and to deliver the stock required to be delivered to Krypto Shareholders hereunder.

(c) The execution and delivery of this Agreement, and the issuance of the stock required to be delivered hereunder have been duly authorized by all necessary corporate actions, and neither the execution nor delivery of this Agreement, nor the issuance of the stock, nor the performance, observance or compliance with the terms and provisions of this Agreement will violate any provisions of law, any order of any court or other governmental agency, the Certificate of Incorporation or By-Laws of InstaPay or any indenture, agreement or other instrument to which InstaPay is a party, or by which InstaPay is bound, or by which any of its property is bound.

(d) The shares of Common Stock of InstaPay deliverable pursuant hereto will on delivery in accordance with the terms hereof, be duly authorized, validly issued, and fully paid, and non-assessable.

(e) Subsequent to acquiring Kryptosima, Instapay shall allow Kryptosima to operate as a wholly owned subsidiary, thereby enabling it to maintain its legal existence and existing contractual relationships with vendors and business partners and make contracts with parties such as ATM networks as needed; and shall provide reasonable amounts of operating capital monthly as outlined in addendum A to enable Kryptosima to operate its payment gateway as contemplated when entering this agreement.

(f)      If Instapay does not provide  working capital as set forth in paragraph
         (e) above, or is unable to raise sufficient working capital to meet the requirements of paragraph (e) above for at least 6 (six) months after acquiring Kryptosima, then it is unlikely that Kryptosima's former members shall receive adequate value for their Instapay shares and Instapay shall offer Kryptosima's former members the opportunity to unwind this transaction. In the case of any such unwinding, Instapay shall be entitled to become a member of the unwound Kryptosima with Instapay owning one membership unit (share) of Kryptosima for each $1 of operating capital provided to Kryptosima. If some but not all of Kryptosima's former members wish to participate in such an unwinding, the parties shall negotiate in good faith to determine a mutually agreeable resolution. Provided however that this shall not be construed as requiring Instapay to make any financially unreasonable resolution in order to satisfy a minority in ownership of the former members.

(g) If Instapay decides to abandon the payment industry business or pursue other interests, it shall offer Kryptosima's former members the opportunity to unwind this transaction as set forth above.

(h) Instapay is not currently in possession of a proposal or contract from a potential customer for Krypto's services or a proposal or contract from a potential acquirer of Instapay that it has failed to disclose to Kryptosima.

(i) The right to unwind this acquisition held by Kryptosima's former members will expire immediately upon InstaPay receiving and accepting a buyout offer, provided however that such right shall be reinstated if said buyout is subsequently not consummated.

4. Conditions to the Obligations of InstaPay. The obligations of InstaPay hereunder shall be subject to the conditions that:

(a) InstaPay shall not have discovered any material error or misstatement in any of the representations and warranties by the Krypto Shareholders herein, and all the terms and conditions of this Agreement to be performed and complied with shall have been performed and complied with.

(b) There shall have been no substantial adverse changes in the conditions, financial, business or otherwise of Krypto from the date of this Agreement, and until the date of closing, except for changes resulting from those operations in the usual and ordinary course of business, and between such dates the business and assets of Krypto shall not have been materially adversely affected as the result of any fire, explosion, earthquake, flood, accident, strike, lockout, combination of workmen, taking over of any such assets by any governmental authorities, riot, activities of armed forces, or acts of God or of the public enemies.

(c) InstaPay shall upon request and at the time of closing, receive an opinion of counsel to the effect that: (1) Krypto is duly organized and validly existing under the laws of the State of Georgia and has the power and authority to own its properties and to carry on its respective business wherever the same shall be located and operated as of the Closing Date; and, (2) this Agreement has been duly executed and delivered by Krypto on behalf of its Shareholders and constitutes a legal, valid and binding obligation of the Krypto Shareholders enforceable in accordance with its terms.

(d) Krypto does not now have, nor will it have on the date of closing, any known or unknown liabilities or contingent liabilities, except as specifically set forth on Schedule II, attached hereto.

5. Conditions to the Obligations of Krypto. The obligations of the Krypto Shareholders hereunder are subject to the conditions that:

(a) Krypto Shareholders shall not have discovered any material error or misstatement in any of the representations and warranties made by InstaPay herein and all the terms and conditions of this Agreement to be performed and complied with by InstaPay shall have been performed and complied with.

(b) The Krypto Shareholders shall upon request, at the time of closing, receive an opinion of counsel to the effect that: (1) InstaPay is a corporation duly organized and validly existing under the laws of the State of Utah, and has the power to own and operate its properties wherever the same shall be located as of the Closing Date; (2) the execution, delivery and performance of this Agreement by InstaPay has been duly authorized by all necessary corporate action and constitutes a legal, valid and binding obligation of InstaPay, enforceable in accordance with its terms; (3) the securities to be delivered to Krypto pursuant to the terms of this Agreement will be validly issued, fully paid and non-assessable; (4) the exchange of the securities herein contemplated does not require the registration of the InstaPay securities pursuant to any Federal law dealing with the issuance, sale, transfer, and/or exchange of corporate securities; (5) that InstaPay is not under investigation by the SEC, the NASD or any state securities commission; (6) that there are no known securities violations; (7) all shares issued by InstaPay have been validly issued in accordance with State or Federal law, are fully paid and non-assessable; and (8) there are no outstanding options, rights, warrants, conversion privileges or other agreements which would require issuance of additional shares other than those disclosed in Section 3(a) hereof.

6. Closing Date. The closing shall take place on or before January 20, 2003, or as soon thereafter as is practicable, at the Law Offices of Warren J, Soloski, 11300 West Olympic - Suite 800, Los Angeles, CA 90064 or at such other time and place as the parties hereto shall agree upon.

7. Actions at the Closing. At the closing, InstaPay and Krypto Shareholders will each deliver, or cause to be delivered to the other, the securities to be exchanged in accordance with Section I of this Agreement and each party shall pay any and all Federal and State taxes required to be paid in connection with the issuance and the delivery of their own securities. All stock certificates shall be in the name of the party to which the same are deliverable.

8. Conduct of Business, Board of Directors, etc. Between the date hereof and the Closing Date, Krypto will conduct its business in the same manner in which it has heretofore been conducted and the Krypto Shareholders will not permit Krypto to: (1) enter into any contract, etc., other than in the ordinary course of business; or (2) declare or make any distribution of any kind to the stockholders (Membership Unit holders) of Krypto, without first obtaining the written consent of InstaPay.

         Krypto's current board members are Harry Hargens, Rhonda Hargens, and Steve Crispinelli. The current officers are Pres/Treas Harry Hargens, VP/Secy Rhonda Hargens.

         Upon closing, the old officers and members of the board of directors of Krypto will continue to hold office until the rights set forth in section 3
(e)(f)(g) have expired, i.e. for 6 months from the closing of this agreement. In addition, R Bruce Harris and Aubrye A Harris shall be added to Kryptosima's board effective upon closing. Upon the first day of the 7th month following the execution of this agreement, the current officers and board members shall tender their resignations and the shareholders of InstaPay will elect a new Board of Directors for Kryptosima. Upon election of the new Board of Directors, and subject to the authority of the Board of Directors as provided by law and the Operating Agreement of Krypto, the board shall elect new officers for Krypto.

9. Access to the Properties and Books of Krypto. The Krypto Shareholders hereby grant to InstaPay, through their duly authorized representatives and during normal business hours between the date hereof and the Closing Date, the right of full and complete access to the properties of Krypto and full opportunity to examine their books and records.

10. Existing Agreements. Upon signing this Agreement, the "Marketing and Services Agreement for Secure Internet Transaction Delivery" Agreement between Filmagic Entertainment Inc. (name changed to InstaPay Systems, Inc.) and Bentley Communications Corp., dated November 22, 2002, shall be null and void. The fifty thousand (50,000) dollars paid to Bentley by Filmagic Entertainment/InstaPay Systems, Inc. is nonrefundable and will be retained by Bentley Communications Corp. Any and all stock of InstaPay issued to Bentley, of which five hundred thousand (500,000) shares have been mailed to Bentley Communications shall be returned to InstaPay for cancellation.

11.      Miscellaneous.

(a) This Agreement shall be controlled, construed and enforced in accordance with the laws of the State of California.

(b) Each of the Constituent Corporations shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the consummation of this Agreement, including, without limiting the generality of the foregoing, fees and expenses of financial consultants, accountants and counsel and the cost of any documentary stamps, sales and excise taxes which may be imposed upon or be payable in respect to the transaction.

(c) At any time before or after the approval and adoption by the respective stockholders of the Constituent Corporations, if required, this Reorganization Agreement may be amended or supplemented by additional written agreements, as may be determined in the judgment of the respective Boards of Directors of the Constituent corporations to be necessary, desirable or expedient to further the purpose of this Reorganization Agreement, to clarify the intention of the parties, to add to or to modify the covenants, terms or conditions contained herein, or otherwise to effectuate or facilitate the consummation of the transaction contemplated hereby. Any written agreement referred to in this paragraph shall be validly and sufficiently authorized for the purposes of this Reorganization Agreement if signed on behalf of InstaPay or Krypto, as the case may be, by its Chairman of the Board, or its President.

(d) This Reorganization Agreement may be executed in any number of counterparts and each counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one Reorganization Agreement.

(e) This Agreement shall be binding upon and shall inure to the benefit of the heirs, executors, administrators and assigns of the Krypto Shareholders and upon the successors and assigns of InstaPay.

(f) All notices, requests, instructions, or other documents to be given hereunder shall be in writing and sent by registered mail:

         If to Krypto Shareholders, then:   Harry Hargens
                                            98 Shoreline Way
                                            Hampton, GA 30288

         If to InstaPay, then:              Robert Bragg
                                            3830 Valley Center Dr. #705-631
                                            San Diego, CA 92130

         (g) The attached Addendum A is hereby incorporated in this agreement.












         The foregoing Reorganization Agreement, having been duly approved or adopted by the Board of Directors, and duly approved or adopted by the stockholders of the constituent corporation, as required, in the manner provided by the laws of the State of Utah, the Chairman of the Board, the President and the Secretary of said corporations, and the Board of Krypto, do now execute this Reorganization Agreement under the respective seals of said corporation by the authority of the directors and stockholders of each, as required, as the act, deed and agreement of each of said corporations. This Stock-For-Stock Agreement may be signed in two or more counterparts.

                                           Kryptosima LLC


                                  By:      ________________________________
                                           Harry Hargens- President-CEO
                                           Kryptosima LLC



                                           InstaPay Systems, Inc.


                                  By:      ________________________________
                                           Robert Bragg- President-CEO

Addendum A


1) InstaPay agrees that this agreement will be revised as needed to make the transaction a non-taxable event for Kryptosima's members. This will require that InstaPay form a wholly owned subsidiary in Georgia; capitalize that subsidiary with the number of InstaPay shares set forth above; merge that subsidiary with and into Kryptosima, with Kryptosima as the surviving entity; and then distribute the InstaPay shares to the former Kryptosima members. It is intended for federal tax purposes that the merger shall constitute a reorganization within the meaning of
         Section 368(a)2(D) of the code.

2)       InstaPay also understands that:

         Once the system goes into production with several clients, it may be necessary to add a 2nd full-time programmer. The 2nd programmer (Sam) is required to do part-time work now, an estimate of the monthly cost for this is included in the monthly budget discussed.

         If a pilot is launched with Maestro, additional encryption hardware ($12k?) may be required to support Maestro's network connection requirements

         If Kryptosima's patents are granted in the US or Europe, there will be fees totaling $15~20k required to file the patents in each country, otherwise they will not be valid or enforceable. (Per-country costs faxed to Rob Bragg Jan 12. Total cost to file in ALL European countries that participate in their common patent system would be $45k; however it seems un-necessary to file in all of the smaller countries, we will mutually agree on some subset of countries that costs less than this).

         Terms of Hargens long-term employment agreement and any options per the bullet points emailed to Hargens by Rob Bragg Jan 12.

         Hargens will become an InstaPay Board member.

         Hargens will help to negotiate debt reduction agreements where possible.

         Monthly operating expenses for Kryptosima are currently approximately $20k for current (new) expenses (including payroll), plus approx. $10K per month for debt service until debts to lawyers, eFunds, etc are relieved (4~5 months). Monthly opex will rise as the business grows and/or as certain requirements occur as outlined above.

         These figures do not include travel expense.

                                   Schedule I

            SHAREHOLDERS (MEMBERSHIP UNIT HOLDERS) OF KRYPTOSIMA LLC


Conversion Rate =>          1,000,000       /           5,199,649       =        0.192320674

                          # Krypto                     # IPYS        # IPYS
Member                      Units           %          Shares        Options

Harry Hargens               1,000,000     19.2%           192,321        96,160
Gerry Gay                   1,000,000     19.2%           192,321        96,160
Bob Hodgson                 1,000,000     19.2%           192,321        96,160
Dale Reistad                  200,000     3.8%             38,464        19,232
Alan E. Campbell               12,500     0.2%              2,404         1,202
Mary C. Campbell               12,500     0.2%              2,404         1,202
David F. Campbell              15,000     0.3%              2,885         1,442
Kathryn L. Campbell            18,000     0.3%              3,462         1,731
Elizabeth A. Campbell          15,000     0.3%              2,885         1,442
James Barretta                  5,000     0.1%                962           481
Martha Baretta                  5,000     0.1%                962           481
Brian J. Barretta               2,000     0.0%                385           192
Richard Whipple & Harriet Harwo50,000     1.0%              9,616         4,808
Ron Goldstein                  35,000     0.7%              6,731         3,366
James Hamilton                155,000     3.0%             29,810        14,905
Christopher Dennis             35,000     0.7%              6,731         3,366
Victor Goulding                30,000     0.6%              5,770         2,885
Amir Furdis                    25,000     0.5%              4,808         2,404
Bradley Hof                    25,000     0.5%              4,808         2,404
Subhrajit Ray                  25,000     0.5%              4,808         2,404
Bettina Bussey                 25,000     0.5%              4,808         2,404
Gregory A. Philmon             25,000     0.5%              4,808         2,404
Robert C. Thomas               25,000     0.5%              4,808         2,404
Barbara Snyderman              10,000     0.2%              1,923           962
Ron Evans                      10,000     0.2%              1,923           962
Justin Hof                     10,000     0.2%              1,923           962
Infinia                     1,187,154     22.8%           228,314       114,157
Susan Hodgson                   1,500     0.0%                288           144
Tom Hanrahan                   12,368     0.2%              2,379         1,189
Jim Gay                        11,927     0.2%              2,294         1,147
Jan Crawford                    4,500     0.1%                865           433
LaRose Inc                      5,000     0.1%                962           481
Ed and Ibis Lopez               7,200     0.1%              1,385           692
Sam Jones                     100,000     1.9%             19,232         9,616
Eric Schneider                100,000     1.9%             19,232         9,616
                        --------------------------------------------------------
                 Totals     5,199,649     100%          1,000,000       500,000
                        ========================================================


                                   Schedule II

Assets: Two servers and one security module (encryption module), value as shown on financial statements

Inventory:  Approximately 200 PIN pads.

Patent Pending Payment Transaction Technology.

Liabilities: Approx. $550k in accounts payable as shown on financial statements (NOTE: Adjustments to reflect approximately $110k liabilities to be reviewed by InstaPay Board of Directors Prior to acceptance.)

Long-term liabilities/contracts: We are in year 2 of a 5-year processing agreement with eFunds. Monthly minimum of $2,000.


                                  Schedule III

                                  Stock Option

InstaPay further agrees that once, through Kryptosima's efforts, Kryptosima provides a ATM network, such as STAR, Pulse, NYCE, AFFN, Co-Op, Interlink and/or Maestro, InstaPay to enable "live" (live means that InstaPay will be able to market and sell the service to merchants as to generate revenues) transactions, InstaPay will grant to the Kryptosima Shareholders, a collective option to purchase 500,000 shares of restricted InstaPay common stock. By collective, it is understood that the options will be distributed in accordance with the number of membership units a holder has. (i.e. Krypto holder owns 20% of the Krypto membership units, that holder will receive an option to purchase 100,000 shares of InstaPay restricted common stock.) The exercise price (purchase price) of the stock will be $1.50 per share and the expiration date shall be twelve months from the issuance of the option.


The above paragraph refers to the 500,000 options described (with additional terms) in section 1.